Exhibit 99.1

CORUS ENTERTAINMENT APPOINTS CHRIS PANDOFF AS EXECUTIVE VICE PRESIDENT AND PRESIDENT OF CORUS RADIO

TORONTO, Oct. 29 /CNW/ - Corus Entertainment (TSX: CJR.B) today announced the appointment of Chris Pandoff as Executive Vice President and President of Corus Radio.

"Chris is a proven radio executive who knows our culture, our assets and our people well," said John Cassaday, President and CEO, Corus Entertainment.  "He has achieved outstanding results for Corus in every role he has served and we have every confidence in his ability to continue to grow our radio division."

"Our Corus Radio brands are leaders in their respective local communities," said Chris Pandoff.  "We have a strong team in place that will continue to build on our current success to drive our business forward."

Chris will be responsible for Corus' stable of radio stations as well the division's interactive arm, Corus Interactive and Integrated Solutions. He brings over 25 years of radio experience at the local, regional and national level and has been instrumental in creating and building strong radio brands in Canada.  Chris replaces Hal Blackadar, President of Corus Radio, who announced his retirement earlier this year after a radio career spanning four decades.

Since joining Corus, Chris has held senior management positions in the Toronto and Vancouver markets as well as Vice President, Sales for the Radio division.  He was most recently Vice President and General Manager, Corus Radio Toronto and Hamilton.

Chris has extensive radio management experience with various industry organizations that include the National Advertising Benevolent Society (NABS) and the Bureau of Broadcast Measurement (BBM). He recently retired as Chairman of BBM Canada, the broadcasters' industry ratings service, having served on that board as both Chairman and also Chair of its Radio Executive Committee.

Chris assumes his new role effective December 1, 2010.

About Corus Entertainment Inc.
Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, Nickelodeon (Canada), W Network, CosmoTV, VIVA, Sundance Channel (Canada), Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CFOX, CKOI, 98,5 FM, Q107 and 102.1 the Edge. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) exchange. Experience Corus on the web at www.corusent.com.

%CIK: 0001100868

For further information:

Magda Krpan
Communications Manager, Radio
416.479.6054
magda.krpan@corusent.com

CO: Corus Entertainment Inc.

CNW 16:20e 01-NOV-10